LIQUID MEDIA GROUP

LIQUID MEDIA GROUP LTD.

Request for Printed Copies of Annual and Interim Financial Statements and MD&A

In accordance with National Instrument 51-102, *Continuous Disclosure Obligations*, the registered and beneficial owners of our shares may request a copy of our annual financial statements and management discussion and analysis ("MD&A"), our interim financial statements and MD&A, or both.

If you wish to receive printed copies of any of these documents, please indicate your request by completing this form and returning it to:

Wiklow Corporate Services Inc.
#202, 5626 Larch Street
Vancouver, British Columbia, V6M 4E1, Canada

As an alternative to receiving these financial statements and MD&A by mail, you may view them on our profile on SEDAR at www.sedar.com.

The undersigned shareholder hereby elects to receive:

☐ A. Please send me the annual financial statements and MD&A.

☐ B. Please send me the interim financial statements and MD&A.

☐ C. Please send me both A and B.

Please note that a request form will be mailed each year and shareholders must return such form each year to receive the documents indicated above.

I confirm that I am a registered and/or beneficial holder of shares of the Company.

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Signature

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Name (Please Print)

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Address

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(include postal code)

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Date

To use electronic methods for communication with our shareholders, we request that you provide us with your email address. Please insert your e-mail address and initial and date below to indicate your consent to receive information by e-mail instead of in paper form.

I HEREBY CONSENT to receipt of information by e-mail as the following address:

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E-mail address

Meeting Date: January 14, 2021